May 29, 2008

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Form AW - Request for Withdrawal
The Integrity Funds
Registration on Form N-1A
Post-Effective Amendment No. 41 (under the Securities Act of 1933) and No. 42 (under the Investment Company Act of 1940) (together, the "Amendment")
(Registration Statement File Nos. 33-53698, 811-07322)

Ladies and Gentleman:

On behalf of the Integrity Asset Allocation Fund (the "Fund"), a series of The Integrity Funds (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Amendment pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Amendment was filed with the Securities and Exchange Commission on May 29, 2008. The Registrant used an incorrect registrant name on the facing sheet and has since re-filed its post-effective amendment (also on May 29, 2008) using the correct registrant name on the facing sheet. No securities of the Fund were sold, or will be sold, pursuant to the Amendment.

Sincerely,

THE INTEGRITY FUNDS

By:	/s/Robert E. Walstad
Robert E. Walstad
Interim President

By:	/s/Adam Forthun
Adam Forthun
Treasurer